FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 23, 2018

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL ANNOUNCES ADDITIONAL INVESTOR TO
PARTNER WITH CELLCOM ISRAEL IN EXPECTED INVESTMENT IN IBC

Netanya, Israel – November 22, 2018 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that following the Company's previous reports regarding the Company entering into an MOU for an investment in Israel Broadband Company, or IBC, (the "IBC MOU"), the Company entered into a memorandum of understanding with the Israel Infrastructure Fund ("IIF"), for IIF's co-investment in IBC together with the Company, which shall be carried out in equal parts between the Company and IIF through a joint investment vehicle (the "IIF MOU").

The IIF MOU includes, in addition to standard and customary conditions, principles of cooperation between the parties towards the execution of the definitive agreements for the investment in IBC, which shall be carried out in accordance with the IBC MOU, and other transaction documents and after the consummation of such investment in IBC, if and when occurs, including, among others, joint decision making processes and equal participation  in costs and financing of the investment, as well as certain adjustments in case an additional strategic investor joins the Company and IIF in investing in IBC.

Israel Infrastructure Fund (IIF), established in 2007, is the first and largest infrastructure fund in Israel  specializing in the infrastructure sector. IIF currently manages $1.9 billion on behalf of its managed funds and is backed by leading Israeli financial institutions as well as investors from Europe & North America.

Nir Sztern, the Company's CEO said: "IIF's entry as equal partner to IBC, subject to completion of the transaction, is an important step in advancing both IBC and Internet infrastructure in Israel. We believe that entering IBC in partnership with IIF and alongside Israel Electricity Company, will generate - already in the near future - a real revolution in the Internet infrastructure field in Israel and will place Cellcom Israel in a leading competitive position in the advanced landline infrastructure market."

The terms of the definitive agreement between the Company and IIF (to be entered together with the other transaction documents) as well as the terms of the definitive agreement and other transaction documents for the investment in IBC, are subject to further negotiations between the parties and approvals of the parties' Boards of Directors. If entered, the execution of the transaction will be subject to the previously reported precedent conditions, including regulatory approvals. There is no assurance that the parties will enter any of the said agreements, or that such agreements will be approved and executed, nor as to their timing and terms.

For additional details see the Company's annual report for the year ended December 31, 2017 on Form 20-F dated March 26, 2018 under "Item 3. Key Information – D. Risk factors – Risks related to our business - We face intense competition in all aspects of our business", "- Our investment in new businesses involves many risks" and "Item 4. Information on the Company –B. Business Overview – Competition – Fixed-Line Segment- Fixed-Line Infrastructure" and the Company's current reports on form 6-K dated August 8, 2018 and August 16, 2018 under "-Other developments during the second quarter of 2018 and subsequent to the end of the reporting period - Investment in IBC".

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.809 million cellular subscribers (as at June 30, 2018) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).   For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	November 23, 2018	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary